     Filed Pursuant to Rule 424(b)(3) in connection with Registration #333-33872

                                3,503,334 Shares

                            CELL THERAPEUTICS, INC.

                                  Common Stock

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   This prospectus relates to the 3,503,334 shares of the common stock of Cell
Therapeutics, Inc., a Washington corporation. This stock may be sold from time to time by the shareholders named on page 11.

                               ----------------

   An investment in the shares of CTI's common stock offered hereby involves certain risks. See "Risk Factors" beginning on page 1 of this prospectus.

                               ----------------

   Our common stock is quoted on the Nasdaq National Market under the symbol "CTIC." On April 27, 2000, the closing price for the common stock was $15.938.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

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                 The date of this Prospectus is April 28, 2000.
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   You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

                            CELL THERAPEUTICS, INC.

   CTI is a pharmaceutical research and development company that focuses on the discovery, development and commercialization of small molecule drugs relevant to the treatment of cancer. CTI's initial business strategy is to build a diversified, vertically integrated portfolio of oncology products targeting major unmet needs in the treatment of patients with cancer. CTI's principal executive offices are located at 201 Elliott Avenue West, Seattle, WA 98119. CTI's telephone number is (206) 282-7100.

   In January, 2000, we acquired the drug Arsenic Trioxide, or ATO, upon our acquisition of PolaRx, a single product company that owned the rights to ATO. In connection with the acquisition, we issued 2,000,000 shares of our common stock at signing and may issue an additional 3,000,000 shares to PolaRx shareholders upon the earlier of approval of a New Drug Application, or NDA, by the FDA for ATO or five years from the acquisition date. The acquisition agreement requires shareholder approval for 2,000,000 of the additional shares and payments to be made in our stock if the annualized sales thresholds are achieved. If our shareholders do not approve the issuance of these additional shares, we will pay the PolaRx shareholders in cash. Two additional payouts tied to sales thresholds of $10 million and $20 million in any four consecutive quarters, may be payable in tranches of $4 million and $5 million at the then fair market value of our stock, at the time such thresholds are achieved. For annual sales of ATO in excess of $40 million, PolaRx shareholders will receive a 2% royalty on net sales payable at the then fair market value of our common stock or, in certain circumstances, cash. We assumed $5 million of PolaRx's outstanding liabilities and commitments and expect to have substantial pre-commercialization expenses associated with the launch of ATO, should we receive marketing approval from the FDA.

                                  RISK FACTORS

   The risks and uncertainties described below are the material ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline. This prospectus also contains "forward-looking" statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.


                                       1
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If we do not successfully develop products, we may be unable to generate any revenue.

   Our leading drug candidates, arsenic trioxide, or ATO, PG-TXL and Apra, are currently in clinical trials. These clinical trials of the drug candidates involve the testing of potential therapeutic agents, or effective treatments, in humans in three phases (phases I, II, and III) to determine the safety and efficacy of the drug candidates necessary for an approved drug. Many drugs in human clinical trials fail to demonstrate the desired safety and efficacy characteristics. Even if our drugs progress successfully through initial human testing, they may fail in later stages of development. A number of companies in the pharmaceutical industry, including CTI, have suffered significant setbacks in advanced clinical trials, even after reporting promising results in earlier trials. For example, in our first phase III human trial for lisofylline, completed in March 1998, we failed to meet our two primary endpoints, or goals, even though we met our endpoints in two earlier phase II trials for lisofylline. As a result, we are no longer developing lisofylline as a potential product. In addition, data obtained from clinical trials are susceptible to varying interpretations. Government regulators and our collaborators may not agree with our interpretation of our future clinical trial results. The clinical trials of ATO, PG-TXL and Apra or any of our future drug candidates may not be successful.

   Many of our drug candidates are still in research and preclinical development, which means that they have not yet been tested on humans. We will need to commit significant time and resources to develop these and additional product candidates. We are dependent on the successful completion of clinical trials and obtaining regulatory approval in order to generate revenues. The failure to generate such revenues may preclude us from continuing our research and development of these and other product candidates.

                                       2
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Even if our drug candidates are successful in clinical trials, they may not be successfully commercialized.

   Since our inception in 1991, we have dedicated substantially all of our resources to the research and development of our technologies and related compounds. All of our compounds currently are in research or development, and none has been submitted for marketing approval. There can be no assurance that any of our other compounds will enter human clinical trials on a timely basis, if at all, or that we will develop any product candidates suitable for commercialization. Prior to commercialization, each product candidate will require significant additional research, development and preclinical testing and extensive clinical investigation before submission of any regulatory application for marketing approval. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Potential products may:

  . be found ineffective or cause harmful side effects during preclinical testing or clinical trials

  . fail to receive necessary regulatory approvals

  . be difficult to manufacture on a large scale

  . be uneconomical to produce

  . fail to achieve market acceptance

  . be precluded from commercialization by proprietary rights of third parties

   We cannot assure you that our product development efforts or that our collaborative partners' efforts will be successfully completed, that required regulatory approvals will be obtained or that any products, if introduced, will be successfully marketed or achieve customer acceptance.

Several of our drug candidates are based on novel technologies that have not yet been proven.

   Many of our product candidates are based upon novel delivery technologies which we are using to discover and develop drugs for the treatment of cancer. This technology has not been proven. Furthermore, preclinical results in animal studies may not predict outcome in human clinical trials. Our product candidates may not be proven safe or effective. If this technology does not work, our drug candidates may not develop into commercial products.

Our clinical trials could take longer to complete than expected.

   Although for planning purposes we forecast the commencement and completion of clinical trials, the actual timing of these events can vary dramatically due to factors such as delays, scheduling conflicts with participating clinicians and clinical institutions and the rate of patient accruals. We cannot assure you that clinical trials involving our product candidates will commence or be completed as forecasted. We have limited experience in conducting clinical trials. In certain circumstances we rely on academic institutions or clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our products. In addition, certain clinical trials for our products will be conducted by government-sponsored agencies and consequently will be dependent on governmental participation and funding. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. We cannot assure you that these trials will commence or be completed as we expect or that they will be conducted successfully. Failure to commence or complete, or delays in, any of our planned clinical trials could delay or prevent the commercialization of our products and harm our business.

If we continue to incur net losses, we may not achieve or maintain profitability.

   We were incorporated in 1991 and have incurred a net operating loss every year. As of December 31, 1999, we had an accumulated deficit of approximately $158.4 million. We have not generated any product revenue from sales to date. We may never generate revenue nor become profitable, even if we are able to commercialize any products. We will need to conduct significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, we expect will result in substantial increasing operating losses for at least the next several years. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

                                       3
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If we fail to adequately protect our intellectual property, our competitive position could be harmed.

   Development and protection of our intellectual property are critical to our business. If we do not adequately protect our intellectual property, competitors may be able to practice our technologies. Our success depends in part on our ability to:

  . obtain patent protection for our products or processes both in the United
    States and other countries

  . protect trade secrets

  . prevent others from infringing on our proprietary rights

   In particular we believe that linking our polymers to existing drugs will yield patentable subject matter. We do not believe that our polymer-drug conjugates will infringe any third-party patents covering the underlying drug. However, there can be no assurance that we will receive a patent for our polymer conjugates or that we will not be challenged by the holder of a patent covering the underlying drug.

   The patent position of biopharmaceutical firms generally is highly uncertain and involves complex legal and factual questions. The U.S. Patent and Trademark Office has not established a consistent policy regarding the breadth of claims that it will allow in biotech patents. If it allows broad claims, the number and cost of patent interference proceedings in the U.S. and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease.

   We cannot assure you that patent applications in which we have rights will ever issue as patents or that the claims of any issued patents will afford meaningful protection for our technologies or products. In addition, patents issued to us or our licensors may be challenged and subsequently narrowed, invalidated or circumvented. Litigation, interference proceedings or other governmental proceedings that we may become involved in with respect to our proprietary technologies or the proprietary technology of others could result in substantial cost to us. Patent litigation is widespread in the biotechnology industry, and any patent litigation could harm our business. Costly litigation might be necessary to protect our orphan drug designations or patent position or to determine the scope and validity of third-party proprietary rights, and we may not have the required resources to pursue such litigation or to protect our patent rights. An adverse outcome in litigation with respect to the validity of any of our patents could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using a product or technology.

   We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. Third parties may independently develop such know-how or otherwise obtain access to our technology. While our employees, consultants and corporate partners with access to proprietary information are generally required to enter into confidentiality agreements, these agreements may not be honored.

If any of our license agreements for intellectual property underlying ATO, PG-TXL or any other product are terminated, we may lose our rights to develop or market that product.

   Patents issued to third parties may cover our products as ultimately developed. We may need to acquire licenses to these patents or challenge the validity of these patents. We may not be able to license any patent rights on acceptable terms or successfully challenge such patents. The need to do so will depend on the scope and validity of these patents and ultimately on the final design or formulation of the products and services that we develop.

   We have licensed intellectual property, including patent applications from Memorial Sloan Kettering Cancer Institute, Samuel Waxman Cancer Research Foundation, Beijing Medical University and others, including the intellectual property underlying our most advanced product candidate, ATO. We have also in-licensed the intellectual property relating to our polymer drug delivery technology, including PG-TXL. Some of our product development programs depend on our ability to maintain rights under these licenses. Each licensor has the power to terminate its agreement with us if we fail to meet our obligations under that license. We may

                                       4
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not be able to meet our obligations under these licenses. If we default under any of these license agreements, we may lose our right to market and sell any products based on the licensed technology.

Our products could infringe on the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and prohibit us from selling our products.

   Although we attempt to monitor the patent filings of our competitors in an effort to guide the design and development of our products to avoid infringement, third parties may challenge the patents that have been issued or licensed to us. We may have to pay substantial damages, possibly including treble damages, for past infringement if it is ultimately determined that our products infringe a third party's patents. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns.

Our lack of operating experience may cause us difficulty in managing our growth.

   We have no experience in selling pharmaceutical products and only limited experience in negotiating, establishing and maintaining strategic relationships, in manufacturing or procuring products in commercial quantities and conducting other later-stage phases of the regulatory approval process. Furthermore, our first leading drug candidate, ATO, was only recently acquired in January from PolaRx. We have no experience with respect to the launch of a commercial product. Our ability to manage our growth, if any, will require us to improve and expand our management and our operational and financial systems and controls (particularly with respect to ATO). If our management is unable to manage growth effectively, our business and financial condition would be materially harmed. In addition, if rapid growth occurs, it may strain our operational, managerial and financial resources.

If we fail to keep pace with rapid technological change in the biotechnology and pharmaceutical industries, our products could become obsolete.

   Biotechnology and related pharmaceutical technology have undergone and are subject to rapid and significant change. We expect that the technologies associated with biotechnology research and development will continue to develop rapidly. Our future will depend in large part on our ability to maintain a competitive position with respect to these technologies. Any compounds, products or processes that we develop may become obsolete before we recover any expenses incurred in connection with developing these products.

We are faced with direct and intense competition from our rivals in the biotechnology and pharmaceutical industries.

   The biotechnology and pharmaceutical industries are intensely competitive. We have numerous competitors in the United States and elsewhere. Our competitors include major, multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. Many of these competitors have greater financial and other resources, larger research and development staffs and more effective marketing and manufacturing organizations, than we do. In addition, academic and government institutions have become increasingly aware of the commercial value of their research findings. These institutions are now more likely to enter into exclusive licensing agreements with commercial enterprises, including our competitors, to market commercial products.

   Our competitors may succeed in developing or licensing technologies and drugs that are more effective or less costly than any we are developing. Our competitors may succeed in obtaining FDA or other regulatory approvals for drug candidates before we do. In particular, we face direct competition from many companies focusing on delivery technologies. Drugs resulting from our research and development efforts, if approved for sale, may not compete successfully with our competitors' existing products or products under development.

                                       5
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If we fail to raise substantial additional capital, we will have to curtail or cease operations.

   We expect that our existing capital resources and the interest earned thereon will enable us to maintain our current and planned operations through at least mid-2001. Beyond that time, if our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to continue the development of our technologies and complete the commercialization of products, if any, resulting from our technologies. We will require substantial funds to: (1) continue our research and development programs,
(2) in-license or acquire additional technologies, and (3) conduct preclinical studies and clinical trials. We may need to raise additional capital to fund our operations repeatedly. We may raise such capital through public or private equity financings, partnerships, debt financings, bank borrowings, or other sources. Our capital requirements will depend upon numerous factors, including the following:

  . the establishment of additional collaborations

  . the development of competing technologies or products

  . changing market conditions

  . the cost of protecting our intellectual property rights

  . the purchase of capital equipment

  . the progress of our drug discovery and development programs, the progress of our collaborations and receipt of any option/license, milestone and royalty payment resulting from those collaborations

  . in-licensing and acquisition opportunities

Additional funding may not be available on favorable terms or at all. If adequate funds are not otherwise available, we may curtail operations significantly. To obtain additional funding, we may need to enter into arrangements that require us to relinquish rights to certain technologies, drug candidates, products and/or potential markets. To the extent that additional capital is raised through the sale of equity, or securities convertible into equity, you may experience dilution of your proportionate ownership of the company.

Our stock price is extremely volatile, which may affect our ability to raise capital in the future.

   The market price for securities of biopharmaceutical and biotechnology companies, including that of ours, historically has been highly volatile, and the market from time to time has experienced significant price and volume fluctuations that are unrelated to the operating performance of such companies. For example, in the last twelve months, our stock price has ranged from a low of $1.3125 to a high of $52.00. Fluctuations in the trading price or liquidity of our common stock may adversely affect our ability to raise capital through future equity financings.

   Factors that may have a significant impact on the market price and marketability of our common stock include:

  . announcements of technological innovations or new commercial therapeutic products by us, our collaborative partners or our present or potential competitors

  . our quarterly operating results

  . announcements by us or others of results of preclinical testing and clinical trials

  . developments or disputes concerning patent or other proprietary rights

  . developments in our relationships with collaborative partners

  . acquisitions

  . litigation

                                       6
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  . adverse legislation, including changes in governmental regulation and the status of our regulatory approvals or applications

  . third-party reimbursement policies

  . changes in securities analysts' recommendations

  . changes in health care policies and practices

  . economic and other external factors

  . general market conditions

   In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. If a securities class action suit is filed against us, we would incur substantial legal fees and our management's attention and resources would be diverted from operating our business in order to respond to the litigation.

Our dependence on third-party manufacturers means that we may not have sufficient control over the manufacture of our products.

   We currently do not have internal facilities for the manufacture of any of our products for clinical or commercial production. We will need to develop additional manufacturing resources, enter into collaborative arrangements with other parties which have established manufacturing capabilities or elect to have other third parties manufacture our products on a contract basis. For example, we are a party to an agreement with Aerojet to furnish Apra bulk drug substance for future clinical studies. We are dependent on such collaborators or third parties to supply us in a timely way with products manufactured in compliance with standards imposed by the FDA and foreign regulators. The manufacturing facilities of contract manufacturers may not comply with applicable manufacturing regulations of the FDA nor meet our requirements for quality, quantity or timeliness.

We may face difficulties in achieving acceptance of our products in the market due to our lack of sales and marketing capabilities and other factors.

   We have no direct experience in marketing, sales or distribution. The creation of infrastructure to commercialize pharmaceutical products is an expensive and time-consuming process. In the event that ATO achieves regulatory approval, we will need to build a sales and marketing force to market the product. Should we have to market and sell our other products directly, we would need to further develop a marketing and sales force with sufficient technical expertise and distribution capability. We may be unable to develop the necessary marketing and sales capabilities and we may fail to gain market acceptance for our products.

If we lose our key personnel or are unable to attract and retain additional personnel, we may be unable to pursue collaborations or develop our own products.

   We are highly dependent on Dr. James A. Bianco, Chief Executive Officer, and Dr. Jack Singer, Executive Vice President, Research Program Chairman. The loss of these principal members of our scientific or management staff, or failure to attract or retain other key scientific personnel employees, could prevent us from pursuing collaborations or developing our products and core technologies. Recruiting and retaining qualified scientific personnel to perform research and development work are critical to our success. There is intense competition for qualified scientists and managerial personnel from numerous pharmaceutical and biotechnology companies, as well as from academic and government organizations, research institutions and other entities. In addition, we rely on consultants and advisors, including our scientific and clinical advisors, to assist us in formulating our research and development strategy. All of our consultants and advisors are employed by other employers or are self-employed, and have commitments to or consulting or advisory contracts with other entities that may limit their availability to us.


                                       7
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If we fail to obtain regulatory approvals, we will be unable to commercialize our products.

   We do not have a drug product approved for sale in the U.S. or any foreign market. We must obtain approval from the FDA in order to sell our drug products in the U.S. and from foreign regulatory authorities in order to sell our drug products in other countries. We have not yet submitted any application for approval to the FDA. Once an application is submitted, the FDA could reject the application or require us to conduct additional clinical or other studies as part of the regulatory review process. Delays in obtaining or failure to obtain FDA approvals would prevent or delay the commercialization of our drug products, which prevent, defer or decrease our receipt of revenues.

   The regulatory review and approval process is lengthy, expensive and uncertain. Extensive preclinical and clinical data and supporting information must be submitted to the FDA for each indication for each drug in order to secure FDA approval. We have limited experience in obtaining such approvals, and cannot be certain when we will receive these regulatory approvals, if ever.

   In addition to initial regulatory approval, our drug products will be subject to extensive and rigorous ongoing domestic and foreign government regulation, as we discuss in more detail in "Business--Government Regulation." Any approvals, once obtained, may be withdrawn if compliance with regulatory requirements is not maintained or safety problems are identified. Failure to comply with these requirements may subject us to stringent penalties.

Because there is a risk of product liability associated with our products, we face potential difficulties in obtaining insurance.

   Our business exposes us to potential product liability risks inherent in the testing, manufacturing and marketing of human pharmaceutical products, and we may not be able to avoid significant product liability exposure. Except for insurance covering product use in our clinical trials, we do not currently have any product liability insurance, and it is possible that we will not be able to obtain or maintain such insurance on acceptable terms or that any insurance obtained will provide adequate coverage against potential liabilities. Our inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or limit the commercialization of any products we develop. A successful product liability claim in excess of our insurance coverage could exceed our net worth.

Uncertainty regarding third-party reimbursement and health care cost containment initiatives may limit our returns.

   Our ability to commercialize our products successfully will be affected by the ongoing efforts of governmental and third-party payors to contain or reduce the cost of health care. Governmental and other third-party payors increasingly are attempting to contain health care costs by:

  . challenging the prices charged for health care products and services

  . limiting both coverage and the amount of reimbursement for new therapeutic products

  . denying or limiting coverage for products that are approved by the FDA but are considered experimental or investigational by third-party payors

  . refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval

   In addition, the trend toward managed health care in the United States, the growth of organizations such as health maintenance organizations, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reducing demand for our products.

                                       8
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   Even if we succeed in bringing any of our proposed products to the market, they may not be considered cost-effective and third-party reimbursement might not be available or sufficient. If adequate third-party coverage is not available, we may not be able to maintain price levels sufficient to realize an appropriate return on our investment in research and product development. In addition, legislation and regulations affecting the pricing of pharmaceuticals may change in ways adverse to us before or after any of our proposed products are approved for marketing. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the adoption of such proposals could make it difficult or impossible to sell our products.

Although we believe that we adequately prepared for Year 2000 issues, it is possible that Year 2000 problems of other companies could impact our business.

   Although we have not experienced any Year 2000 problems, the systems of other companies on which we rely may still remain vulnerable to the Year 2000 issue. Potential impacts could include, but are not limited to, future revenue delays due to delayed research, development, clinical trials or agency approvals. We presently believe the Year 2000 issue will not pose significant operational problems for our computer systems or third-party relationships. We believe that the Year 2000 issues have been effectively avoided, but we have developed for each critical activity a contingency plan to allow operations to continue even if significant issues are experienced.

Since we use hazardous materials in our business, we may be subject to claims relating to improper handling, storage or disposal of these materials.

   Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated completely. In the event of such an accident, we could be held liable for any damages that result and any such liability not covered by insurance could exceed our resources. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development or productions efforts.

Our ability to conduct animal testing could be limited in the future.

   Certain of our research and development activities involve animal testing. Such activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas. To the extent the activities of these groups are successful, our business could be materially harmed.

Because our charter documents contain certain anti-takeover provisions and we have a rights plan, it may be more difficult for a third party to acquire us, and the rights of some shareholders could be adversely affected.

   Our Restated Articles of Incorporation and Bylaws contain provisions that may make it more difficult for a third party to acquire or make a bid for us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. In addition, shares of our preferred stock may be issued in the future without further shareholder approval and upon such terms and conditions and having such rights, privileges and preferences, as the board of directors may determine. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock. In addition, we have adopted a shareholder rights plan that, along with certain provisions of our Restated Articles of Incorporation, may have the effect of discouraging certain transactions involving a change of control of the company.

                                USE OF PROCEEDS

   CTI will not receive any of the net proceeds from the sale of the shares of CTI common stock offered hereby, all of which proceeds will be received by the selling shareholders.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from our web site at http://www.cticseattle.com or at the SEC's web site at http://www.sec.gov. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

   (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed March 24, 2000;

   (b) Current Report on form 8-K filed March 22, 2000;

   (c) The description of CTI common stock contained in its registration statement on Form 10 filed June 27, 1996 and June 28, 1996, including any amendments or reports filed for the purpose of updating such descriptions; and

   (d) The description of CTI's Preferred Stock Purchase Rights, contained in its registration statement on Form 8-A filed on November 15, 1996, including any amendments or reports filed for the purpose of updating such description.

   You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

    Louis A. Bianco
    Executive Vice President, Finance and Administration
    Cell Therapeutics, Inc.
    201 Elliott Avenue West
    Seattle, WA 98119
    (206) 282-7100

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                              SELLING SHAREHOLDERS

   The following table sets forth the number of shares owned by each of the selling shareholders. None of the selling shareholders has had a material relationship with CTI within the past three years other than as a result of the ownership of the shares or other securities of CTI. No estimate can be given as to the amount of shares that will be held by the selling shareholders after completion of this offering because the selling shareholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling shareholders named below.

                          Shares of Common Stock  Number of Shares Shares of Common Stock
                            Beneficially Owned     Offered hereby    Beneficially Owned
                             Prior to Offering          for          After the Offering
                          -----------------------  Shareholder's   -----------------------
Name of Beneficial Owner   Number   Percentage(1)  Account(2)(3)    Number   Percentage(1)
------------------------  --------- ------------- ---------------- --------- -------------
Asset Management Holding
 Co.....................     11,000         *          11,000              *         *
Michael A. Berlinger....      2,084         *           2,084              *         *
Brighton Capital,
 Ltd.(3)................     50,000         *          50,000              *         *
Clearwater Offshore
 Fund, Ltd..............    127,659         *         127,659              *         *
Trevor Colby............     10,000         *          10,000              *         *
Deephaven Opportunity
 Trading Fund, L.P......     41,667         *          41,667              *         *
Domaco Venture Capital
 Fund...................      2,084         *           2,084              *         *
Drax Holdings L.P.......     22,667         *          20,834          1,833         *
Joseph E. Edelman.......     89,146         *          16,667         72,479         *
Essex Woodlands Health
 Ventures Fund IV,
 L.P.(4)................  3,855,519    14.38%         166,667      3,688,852    13.76%
S. Edmond Farber........      6,000         *           4,167          1,833         *
Donald B. Feinsod.......      6,667         *           6,667              *         *
Marc Florin.............     27,053         *          22,721          4,332         *
Forstmann International
 Fund, Ltd..............     41,000         *          41,000              *         *
Forstmann Partners,
 L.P....................     23,000         *          23,000              *         *
Albert Fried & Company,
 L.L.C..................    128,272         *         113,607         14,665         *
Joseph A. Galati, III...      5,000         *           5,000              *         *
John Gross and Ted
 Chasanoff, tenants in
 common.................      4,167         *           4,167              *         *
Randall W. Hight........      2,083         *           2,083              *         *
Infinity Capital
 Partners, L.P..........      5,000         *           5,000              *         *
Jomar Partners, L.P.....      5,000         *           5,000              *         *
Edward Justin Kelly.....      4,000         *           4,000              *         *
Frederick J.
 Korniewicz.............      5,000         *           5,000              *         *
Managed Risk Trading,
 L.P....................     25,000         *          25,000              *         *
Med-Tec Investors,
 L.L.C..................      8,334         *           8,334              *         *
Michael C. Miles........      8,334         *           8,334              *         *
Montrose Investments,
 Ltd....................    250,000         *         250,000              *         *
Narragansett I, L.P.....    152,084         *         152,084              *         *
Narragansett Offshore,
 Ltd....................     56,250         *          56,250              *         *
Carin S. Netter.........      2,084         *           2,084              *         *
Newcourt, Ltd...........    117,003         *         117,003              *         *
Nomura Bank Ltd.........     20,834         *          20,834              *         *
Paramount Capital,
 Inc.(5)................    170,000         *         120,000         50,000         *
Pimco Opportunity Fund..    416,667     1.61%         416,667              *         *
Anthony G. Polak........      6,000         *           4,167          1,833         *
ProQuest Companion Fund,
 L.P....................      5,334         *           5,334              *         *
ProQuest Investments,
 L.P....................    411,333     1.59%         411,333              *         *
RL Capital Management...      4,167         *           4,167              *         *
RL Capital Partners.....     16,166         *          12,500          3,666         *
Wayne Rothbaum..........    132,962         *          10,000        122,962         *
Jonathon E. Rothschild..      3,917         *           2,084          1,833         *
SAC Capital Associates,
 L.L.C..................    583,334     2.25%         583,334              *         *
Sands Point Partners....     75,000         *          75,000              *         *
Michael H. Schwartz
 Profit Plan............     16,667         *          16,667              *         *
Robert S. Shapiro.......      2,083         *           2,083              *         *
Mitchell D. Silber......     56,111         *          10,000         46,111         *
Vailse. LP..............    333,334     1.29%         333,334              *         *
Vulcan Ventures, Inc....    166,667         *         166,667              *         *

--------
 *  Represents beneficial ownership of less than one percent.
(1) Based on the number of shares outstanding on February 29, 2000.
(2) Assumes sale of all shares of common stock offered by the selling shareholders. CTI has registered for resale under this prospectus a maximum of up to 3,503,334 shares of its common stock. In addition, the actual number of shares of common stock offered for resale may be higher or lower based on issuances of additional shares in the event of any future stock dividends, stock distributions, stock splits or similar capital readjustments.
(3) Represents 50,000 shares convertible upon the exercise of underlying warrants.
(4) Consists of 2,941,233 shares of common stock beneficially owned by Essex Woodlands Health Ventures and 914,286 shares issuable upon exercise of warrants held by Essex Woodlands Health Ventures. Martin P. Sutter is the Managing Director of Essex Woodlands Health Ventures Fund IV, L.P.
(5) Represents 120,000 shares convertible upon the exercise of underlying warrants. Paramount has assigned these warrants to the following individuals in the following amounts: Timothy McInerney (45,000), Lindsay Rosenwald (30,000), Scott Katzmann (30,000), Michael Weiser (10,000), David Tanen (3,250), and Stephen Rocamboli (1,750).

                              PLAN OF DISTRIBUTION

   CTI is registering all shares on behalf of certain selling shareholders. All of the shares either originally were issued by us or will be issued upon exercise of warrants to acquire shares of our common stock. CTI will receive no proceeds from this offering. The selling shareholders named in the table above or pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus may sell the shares from time to time. The selling shareholders will act independently of CTI in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling shareholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

  . a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

  . purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus,

  . an exchange distribution in accordance with the rules of such exchange,

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

  . in privately negotiated transactions.

   To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resales.

   The selling shareholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling shareholders. The selling shareholders also may sell shares short and redeliver the shares to close out such short positions. The selling shareholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling shareholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

   Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling shareholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling shareholders have advised CTI that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by selling shareholders.

   The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling shareholders. CTI will make copies of this prospectus available to the selling shareholders and has informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

   CTI will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

  . the name of each such selling shareholder and of the participating broker-dealer(s),

  . the number of shares involved,

  . the price at which such shares were sold,

  . the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

  . that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

  . other facts material to the transaction.

   In addition, upon being notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, CTI will file a supplement to this prospectus.

   CTI will bear all costs, expenses and fees in connection with the registration of the shares. The selling shareholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling shareholders have agreed to indemnify certain persons, including broker-dealers and agents, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

   The validity of the securities offered hereby will be passed upon for CTI by Wilson Sonsini Goodrich & Rosati, San Francisco, California.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

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   We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.


                               -----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
The Company................................................................   1
Risk Factors...............................................................   1
Use of Proceeds............................................................  10
Where You Can Find More Information........................................  10
Selling Shareholders.......................................................  11
Plan of Distribution.......................................................  12
Legal Matters..............................................................  13
Experts....................................................................  13

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                        [Cell Therapeutics, Inc. Logo]


                                 COMMON STOCK

                                 NO PAR VALUE


                               -----------------

                                  PROSPECTUS

                               -----------------


                                April 28, 2000

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